UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ECO SCIENCE SOLUTIONS, INC. (formerly Eaton Scientific Systems, Inc.)
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
278280 102
(CUSIP Number)

November 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO:

272780 102

	1. Name of Reporting Persons:	Domenic Marciano
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) □
(b) □
	3. SEC Use Only
	4. Source of Funds (See Instructions):	PF
	5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
	6. Citizenship or Place of Organization:	Canada
Number of Shares Beneficially Owned by Each reporting Person With:	7. Sole Voting Power:	227,370,000
	8. Shared Voting Power:	0
	9. Sole Dispositive Power:	227,370,000
	10. Shared Dispositive Power:	0
	11. Aggregate Amount Beneficially Owned by Each Reporting Person:	227,370,000
	12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	□
	13. Percent of Class Represented by Amount in Row (11):	51.32%
	14. Type of Reporting Person (See Instructions):	IN

CUSIP NO:

272780 102

ITEM 1.

SECURITY AND ISSUER

This statement relates to the Common Stock, par value $0.001 (the “Common Stock") of Eaton Scientific Systems, Inc. (the "Issuer"). The principal executive offices of the Issuer are 3250 NE 1st Avenue, Miami, FL 33137 USA.

ITEM 2.

IDENTITY AND BACKGROUND

This statement is being filed by Domenic Marciano ("Marciano"), an individual, whose address is 71 Gregory Scott Drive, Woodbridge, Ontario, Canada L4H 1K7. Marciano is a citizen of Canada. Marciano acquired an exclusive license to a unique automotive product, EcoFlora High Efficiency Spark Plug, with a proprietary technology.

Marciano has not during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

All of the shares to which this Statement relates were purchased with Marciano’s personal funds. The aggregate purchase price of the 227,370,000 shares acquired was $22,737.00.

ITEM 4.

 PURPOSE OF TRANSACTION.

Marciano’s purpose in effecting the transactions disclosed in this statement was to acquire a significant investment position in the Issuer. Marciano has been following the Issuer’s industry closely for some time, and the Issuer in particular for a number of months. Marciano believes that there is serious potential for the Issuer to provide large returns to its stockholders through the development and advancement of the Issuer’s licensed interest in the EcoFlora High Efficiency Spark Plug. Marciano intends to review the business, operations and prospects of the Issuer further before determining any future courses of action or alternatives with respect to his investment.

Marciano, depending upon market conditions and other factors, in the future, may acquire additional shares of Common Stock or dispose of all or a portion of the Common Stock which he now owns or hereafter may acquire. Marciano has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, changes in the Issuer's charter or bylaws or with respect to the delisting or deregistration of any of the Issuer's securities.

Marciano, however, reserves the right to and may in the future change his purpose with respect to this investment.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

The Issuer had 443,000,686 shares of Common Stock issued and outstanding as of December 31, 2013.

On November 26, 2013, Marciano purchased 227,370,000 shares of Common Stock at a price of $.001 per share from certain majority shareholders of the Issuer, in accordance with an Agreement for the Purchase of Common Stock. Such issuance caused Marciano’s beneficial ownership to exceed 5% of the outstanding Common Stock. As a result, as of November 26, 2013, Marciano became the beneficial owner of approximately 51.32% of the outstanding Common Stock. Marciano has the sole power to vote (or direct the vote) and the sole power to dispose (or direct the disposition) of 100% of the shares.

Marciano has engaged in no other transactions of the Issuer’s Common Stock in the sixty days preceding the issuance reported in the preceding paragraph.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Marciano does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 21, 2014	/s/ Domenic Marciano
Domenic Marciano
Executive Chairman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).